UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
DELEK US HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware			35-2581557
(State or other jurisdiction of incorporation)			(IRS Employer Identification No.)

7102 Commerce Way	Brentwood	Tennessee	37027
(Address of Principal Executive)			(Zip Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Stock Purchase Rights	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
On March 20, 2020, the Board of Directors (the “Board”) of Delek US Holdings, Inc., a Delaware corporation (the “Company”), declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.01 per share (“Common Stock”), outstanding at the close of business on March 30, 2020 (the “Record Date”). The dividend is payable on the Record Date.
The Rights
Each Right will entitle the registered holder to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The “Exercise Price” for each one one-thousandth of a share of Preferred Stock pursuant to the exercise of a Right will be initially $92.24, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of March 20, 2020 (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.
No holder of any Rights will be entitled to any rights of a stockholder of the Company with respect to the securities, including the right to vote, to receive dividends or other distributions, to exercise any preemptive rights or be deemed to be the holder of the corresponding number of one one-thousandths of a share of Preferred Stock or any other securities of the Company, until the Rights have been exercised.
Exercisability and Rights Certificates
The Rights become exercisable on the “Distribution Date” which is the earlier of (a) the close of business on the 10th day after the “Stock Acquisition Date,” which is defined as the first date of public announcement that a person has become an “Acquiring Person” (which is defined as a person who beneficially owns 15% or more of the shares of Common Stock outstanding, and who is not otherwise exempt or grandfathered, as discussed below) or such other date, as determined by the Board, on which a person has become an Acquiring Person or (b) the close of business on the 10th business day, or such later date as determined by the Board prior to such time as any person becomes an Acquiring Person, after the date of the commencement by any person (other than any exempt person) of, or of the first public announcement of the intention of any person (other than any exempt person) to commence, a tender or exchange offer, the consummation of which would result in such person becoming an Acquiring Person. Included in the calculation of beneficial ownership are securities beneficially owned by affiliates and associates (“Related Persons”) of an Acquiring Person, and securities beneficially owned, directly or indirectly, by a counterparty under any derivatives contract (without regard to any short or similar position) to which such person or any of such person’s Related Persons is a receiving party.
Until the Distribution Date, (i) the Rights will be evidenced by the certificates representing the Common Stock or by the book-entry account in respect of such Common Stock and (ii) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock. Rights will be issued in respect of all shares of Common Stock that become outstanding after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date (as defined below). In the event the Company purchases or acquires any shares of Common Stock after the Record Date but prior to the Distribution Date, any Rights associated with such shares will be deemed cancelled and retired. As of and after the Distribution Date, (A) the Rights will be evidenced solely by rights certificates, evidencing one Right for each share of Common Stock, and (B) the rights certificates and the Rights will be transferable separately from the Common Stock. In certain circumstances, the Company may temporarily suspend, for a period of time, the exercisability of the Rights.
Exempt Persons

The Rights Agreement provides that an Acquiring Person does not include certain exempt persons and “Grandfathered Persons”, which is defined as any persons who are, immediately prior to the first public announcement of the adoption of the Rights Agreement, the beneficial owner of 15% or more of the shares of Common Stock then outstanding. However, a person ceases to be a Grandfathered Person if and when (a) such person becomes the beneficial owner of less than 15% of the shares of Common Stock then outstanding or (b) such person increases its beneficial ownership of shares of Common Stock to an amount equal to or greater than the greater of (i) 15% of the shares of Common Stock then outstanding and (ii) the sum of (A) the lowest number of the shares of Common Stock that such person beneficially owns as of any time from and after the first public announcement of the adoption of the Rights Agreement plus (B) one share of Common Stock. The security or instrument underlying such beneficial ownership will be grandfathered only in the type and form as of the date of the Rights Agreement and no subsequent change, modification, swap or exchange of such security or instrument into a different type or form of security or instrument (unless such change, modification, swap or exchange is contemplated explicitly by the terms of such security or instrument) will be grandfathered.

Exercise of Rights; Exercise Price; Expiration Date of Rights
The registered holder of any rights certificate may exercise the Rights evidenced thereby (subject to certain restrictions) in whole or in part at any time after the Distribution Date upon surrender of the rights certificate, with the form of election to purchase and the certificate on the reverse side of the rights certificate properly completed and duly executed, together with payment of the aggregate Exercise Price with respect to the total number of one one-thousandths of a share of Preferred Stock (or Common Stock, other securities, cash or other assets, as the case may be) as to which such surrendered Rights are exercised prior to the earliest of (a) the close of business on March 19, 2021 (the “Final Expiration Date”), (b) the time at which the Rights are redeemed, (c) the time at which such Rights are exchanged, or (d) the closing of any merger or other acquisition transaction involving the Company, at which time, the Rights are terminated (the earliest of (a), (b), (c) and (d) being herein referred to as the “Expiration Date”).
Reservation and Availability of Capital Stock
The Company will reserve and keep available out of its authorized and unissued shares of Preferred Stock the number of shares of Preferred Stock that will be sufficient to permit the exercise in full of all outstanding Rights. In the event that the number of shares of Common Stock authorized by the Company is not sufficient to permit the exercise in full of the Rights, the Board will substitute (a) cash, (b) a reduction in the Exercise Price, (c) shares or fractions of a share of Preferred Stock or other equity securities of the Company, (d) debt securities of the Company, (e) other assets or (f) any combination of the foregoing in place of the shares of Common Stock.
Anti-Dilution Adjustments
The Exercise Price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment. In the event the Company, after the date of the Rights Agreement, (a) declares a dividend on any outstanding shares of Preferred Stock payable in shares of Preferred Stock, (b) subdivides any outstanding shares of Preferred Stock, (c) combines any outstanding shares of Preferred Stock into a smaller number of shares or (d) issues any shares of its capital stock in a reclassification of Preferred Stock, the Exercise Price in effect at the time of the record date for such dividend or the effective date of such subdivision, combination or reclassification, and the number and kind of shares (or fractions thereof) of Preferred Stock or capital stock, as the case may be, issuable on such date, will be proportionately adjusted so that the holder of any Right exercised after such time will be entitled to receive, upon payment of the Exercise Price then in effect, the aggregate number and kind of shares (or fractions thereof) of Preferred Stock or capital stock, as the case may be, which, if such Right had been exercised immediately prior to such date, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. However, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price.
Flip-In Event
In the event any person (other than any exempt person) becomes an Acquiring Person (such event, a “Flip-In Event”), each holder of a Right (other than an Acquiring Person, any Related Persons or certain transferees of the foregoing) has the right to receive upon exercise, such number of shares of Common Stock having a market value of two times the Exercise Price of the Right.
Flip-Over Event
In the event that, following the Stock Acquisition Date, directly or indirectly, (a) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving entity, (b) any person will engage in a share exchange with or will consolidate with, or merge with or into, the Company, and the Company is the continuing or surviving entity of such consolidation or merger or (c) the Company sells or transfers assets or earning power aggregating to more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, to any person (any event described in clauses (a), (b) or (c) following the Stock Acquisition Date, a “Flip-Over Event”), then in each such case, proper provision will be made so that each holder of a Right, will, upon the expiration of the Redemption Period (as defined below), have the right to receive upon the exercise, such number of shares of capital stock of the counterparty in the Flip-Over Event, having a market value of two times the Exercise Price of the Right.
Preferred Share Provisions
The holders of shares of Preferred Stock will be entitled to receive, when, as and if declared by the Board out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year commencing after the first issuance of a share or fraction of a share of Preferred Stock, in an amount per share equal to the greater of (a) $1.00 or (b) 1,000 times the aggregate per share amount of all cash dividends, plus 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, subject to adjustment, declared on the Common Stock. Each share of Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In case the Company enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Preferred Stock will at the same time be similarly exchanged or changed into an amount per share (subject to adjustment) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, for which or into which each share of Common Stock is changed or exchanged. Upon any liquidation, dissolution or winding up of the Company, no distribution will be made to the holders of shares of capital stock ranking junior to the Preferred Stock unless, prior thereto, the holders of the Preferred Stock will have received the greater of (A) $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, and (B) an amount (subject to adjustment) equal to 1,000 time the aggregate amount to be distributed per share to holders of shares of Common Stock.
Redemption
The Board may, at any time prior to the earlier of (a) the Stock Acquisition Date or (b) the Final Expiration Date (the “Redemption Period”) redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.01 per Right, subject to adjustment (the “Redemption Price”). The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon the Board ordering the redemption of the Rights or such later time as the Board may establish for the effectiveness of such redemption, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price for each Right so held.
Qualifying Offers
In the event (a) the Company receives a Qualifying Offer (as defined below), (b) a sufficient number of shares of Common Stock have been tendered into the Qualifying Offer and not withdrawn to meet the Minimum Tender Condition (as defined below) and (c) the Board has not redeemed the outstanding Rights or exempted such Qualifying Offer from the terms of the Rights Agreement or called a special meeting of stockholders for the purpose of voting on whether or not to exempt such Qualifying Offer from the Rights Agreement, in each case, by the close of business on the date that is 90 days following the commencement of such Qualifying Offer (the “Board Evaluation Period”), the holders of record (of their duly authorized proxy) of 20% or more of shares of Common Stock then outstanding (excluding shares of Common Stock beneficially owned by the person making the Qualifying Offer) may submit to the Board a written demand (the “Special Meeting Demand”) directing the Board to submit to a vote of stockholders at a special meeting of the stockholders of the Company (a “Special Meeting”) a resolution exempting such Qualifying Offer from the provisions of the Rights Agreement (the “Qualifying Offer Resolution”). The Board may take a position in favor of or opposed to the adoption of the Qualifying Offer Resolution, or no position with respect to the Qualifying Offer Resolution, as it determines to be appropriate in the exercise of its fiduciary duties.
In the event that no person has become an Acquiring Person prior to the Exemption Date (as defined below) and the Qualifying Offer continues to be a Qualifying Offer and either (a) the Special Meeting has not been convened on or prior to the 90th day following the Board’s receipt of the Special Meeting Demand (the “Outside Meeting Date”) or (b) if, at the Special Meeting at which a quorum is present, a majority of shares of Common Stock outstanding as of the record date for the Special Meeting selected by the Board will vote in favor of the Qualifying Offer Resolution, then the Qualifying Offer will be exempt from the application of the Rights Agreement in all respects to such Qualifying Offer as long as it remains a Qualifying Offer, such exemption to be effective on the close of business on (i) the Outside Meeting Date or (ii) the date on which the results of the vote on the Qualifying Offer Resolution at the Special Meeting are certified as official by the appointed inspectors of election for the Special Meeting, as the case may be (the “Exemption Date”).
“Qualifying Offer” will mean an offer determined by the Board in good faith to have the following characteristics, among others:

(a)	an offer that has commenced within the meaning of Rule 14d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)
a fully financed, all-cash tender offer, or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for any and all of the outstanding shares of Common Stock at the same per-share consideration;

(c)	an offer whose offer price per share of Common Stock is greater than the highest reported market price for the Common Stock in the immediately preceding 24 months;

(d)
an offer in respect of which, within 20 business days after the commencement date of the offer, a nationally recognized financial advisor retained by the Board does not render an opinion to the Board that the consideration being offered to the stockholders of the Company is either unfair or inadequate;

(e)
an offer that is conditioned on a minimum of at least a majority of (a) the shares of the Common Stock outstanding on a fully-diluted basis; and (b) the outstanding shares of the Common Stock not held by the offeror (or such offeror’s affiliates or associated persons) being tendered and not withdrawn as of the offer’s expiration date, which condition will not be waivable (the “Minimum Tender Condition”);

(f)
an offer that is subject only to the Minimum Tender Condition and other customary terms and conditions, which conditions will not include any financing, funding or similar conditions or any requirements with respect to the offeror or its representatives being permitted any due diligence on the Company;

(g)
an offer pursuant to which the Company has received an irrevocable written commitment by the offeror that the offer, if it is otherwise to expire prior thereto, will be extended for at least 20 business days after any increase in the consideration offered or after any bona fide alternative offer is commenced;

(h)
an offer pursuant to which the Company has received an irrevocable, legally binding written commitment of the offeror that the offer will remain open until at least the later of (a) the date the Board redeems the outstanding Rights or exempts such offer from the terms of the Rights Agreement; (b) if no Special Meeting demand has been received from the holders of record of 20% or more of the then outstanding shares of Common Stock with respect to such offer (excluding shares of Common Stock that are held by the person making the Qualifying

Offer), 10 business days after the end of the Board Evaluation Period; and (c) if a Special Meeting is duly requested, 10 business days after the date of such Special Meeting or, if no Special Meeting is held within the required period, 10 business days following the last day of such required period;

(i)
an offer pursuant to which the Company has received an irrevocable, legally binding written commitment of the offeror to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby all shares of the Common Stock not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to stockholders’ statutory appraisal rights, if any;

(j)
an offer pursuant to which the Company has received an irrevocable, legally binding written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering stockholder;

(k)
an offer (other than an offer consisting solely of cash consideration) pursuant to which the Company has received the written representation and certification of the offeror and its Chief Executive Officer and Chief Financial Officer, acting in such capacities, that (a) all material facts about the offeror have been fully and accurately disclosed as of the date of the commencement of the offer, (b) all such new facts will be fully and accurately disclosed on a prompt basis during the entire period during which the offer remains open, and (c) all required Exchange Act reports will be filed by the offeror in a timely manner during such period; and

(l)
if the offer includes shares of common stock of the offeror, (a) the offeror is a publicly-owned United States corporation and its common stock is freely tradable and is listed or admitted to trading on either NASDAQ or the New York Stock Exchange; (b) no stockholder approval of the offeror is required to issue such common stock, or, if required, such approval has already been obtained; (c) no person (including its affiliates and associates) holds more than 20% of the voting stock of the offeror at the time of commencement of the offer or at any time during the term of the offer; (d) no other class of voting stock of the offeror is outstanding; and (e) the offeror meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act.

Exchange
The Board may, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, reverse stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement. However, the Board will not be empowered to effect such exchange at any time after any Acquiring Person becomes the beneficial owner of 50% or more of the Common Stock then outstanding.
Amendment
The Company may from time to time and in its sole and absolute discretion supplement or amend the Rights Agreement in any respect for so long as the Rights are then redeemable. After the Rights are no longer redeemable, the Company may amend the Right Agreement in any manner that would not (a) adversely affect the interests of the holders of Rights (including, without limitation, changing the Redemption Price), (b) cause the Rights Agreement to become amendable other than as permitted therein or (c) cause the Rights again to become redeemable. The Company may, at any time before any person becomes an Acquiring Person, amend the Rights Agreement to make it inapplicable to a particular transaction by which a person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions as they may apply to a particular transaction.
The Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.
Item 2. Exhibits.
The following exhibits are filed as part of this registration statement.

3.1
Certificate of Designations of Series A Junior Participating Preferred Stock of Delek US Holdings, Inc. (incorporated by reference to Exhibit 3.1 of Delek US Holdings, Inc.’s Current Report on Form 8-K filed on March 23, 2020)

4.1
Rights Agreement, dated as of March 20, 2020, by and between Delek US Holdings, Inc. as the Company, and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated by reference to Exhibit 4.1 of Delek US Holdings, Inc.’s Current Report on Form 8-K filed on March 23, 2020)

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 24, 2020	DELEK US HOLDINGS, INC.

/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)